Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2013	2012	2013
Fixed charges
Interest expense	$94	$90	$204	$182
Amortization of debt issuance costs and debt discount	7	8	19	24
Portion of rental expense representative of interest	18	17	36	34
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	99	71	167	101

Total fixed charges	$218	$186	$426	$341

Earnings
Income (loss) from continuing operations before income taxes	$(32)	$11	$(115)	$(45)
Fixed charges per above	218	186	426	341

Total earnings	$186	$197	$311	$296

Ratio of earnings to fixed charges	*	1.1	*	*

*	Earnings for the three months ended June 30, 2012 and for the six months ended June 30, 2012 and 2013 were inadequate to cover fixed charges by $32 million, $115 million and $45 million, respectively.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2013	2012	2013
Fixed charges
Interest expense	$94	$90	$204	$182
Amortization of debt issuance costs and debt discount	7	8	19	24
Portion of rental expense representative of interest	18	17	36	34

Total fixed charges	$119	$115	$259	$240

Earnings
Income (loss) from continuing operations before income taxes	$(32)	$11	$(115)	$(45)
Fixed charges per above	119	115	259	240

Total earnings	$87	$126	$144	$195

Ratio of earnings to fixed charges	*	1.1	*	*

*	Earnings for the three months ended June 30, 2012 and for the six months ended June 30, 2012 and 2013 were inadequate to cover fixed charges by $32 million, $115 million and $45 million, respectively.